UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited ( “MakeMyTrip”) is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated financial statements as of March 31, 2017 and for the three months and years ended March 31, 2017 and 2016 comprising “Condensed Consolidated Statement Of Financial Position”, “Condensed Consolidated Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Statement Of Changes In Equity”, “Condensed Consolidated Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Fiscal 2017 Fourth Quarter Financial Results”, “Fiscal 2017 Full Year Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) and Exhibit 99.2 to this Form 6-K into its registration statement on Form F-3 (File No. 333- 193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

Announcement of Unaudited Financial Results for the Quarter and Year Ended March 31, 2017

On May 19, 2017, MakeMyTrip Limited issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter 2017 (i.e. quarter ended March 31, 2017) and for the fiscal year 2017 (i.e. year ended March 31, 2017). A copy of the earnings release dated May 19, 2017 is attached hereto as Exhibit 99.1.

Third Amendment to MakeMyTrip 2010 Share Incentive Plan

MakeMyTrip’s board of directors has approved an amendment (the “Third Amendment”) to MakeMyTrip’s 2010 Share Incentive Plan (the “Plan”) to increase the shares available under the Plan to fund employee grants up till March 2022. Effective May 31, 2017, the aggregate number of MakeMyTrip shares available for issuance pursuant to awards under the Plan will increase by 1,076,281 shares. In addition, the expiration date of the plan has been extended from May 2020 to March 2022.

Pre-emptive rights of MIH Internet

MIH Internet SEA Pte. Ltd. (“MIH Internet”) has pre-emptive rights to subscribe for and purchase additional Class B Shares from MakeMyTrip in order to allow MIH Internet to maintain the same percentage of its voting power following any issuance of voting securities by MakeMyTrip pursuant to the exercise or settlement of awards issued under the Third Amendment of the Plan.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated May 19, 2017.

99.2	Third Amendment to MakeMyTrip 2010 Share Incentive Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated May 19, 2017.

99.2	Third Amendment to MakeMyTrip 2010 Share Incentive Plan.